NO ACT

DC
PE
12-13-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



RECD S.E.C.
JAN 04 2008
1086

January 4, 2008

Donald B. Schroeder
Executive Vice President, Administration
General Counsel and Secretary
Tim Hortons Inc.
874 Sinclair Road
Oakville, Ontario L6K 2Y1

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/4/2008

Re: Tim Hortons Inc.
Incoming letter dated December 13, 2007

Dear Mr. Schroeder:

This is in response to your letters dated December 13, 2007 and December 21, 2007 concerning the shareholder proposal submitted to Tim Hortons by John Hepburn. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Hepburn
23 Denny Hulme Drive
Mt. Maunganui 3116
New Zealand



OPERATED BY THE TDL GROUP Corp.
874 SINCLAIR ROAD, OAKVILLE, ONTARIO L6K 2Y1
TELEPHONE (905) 845-6511 • FACSIMILE (905) 845-0265

Donald B. Schroeder
Executive Vice President, Administration, General Counsel and Secretary
Direct Line: 905-339-6170
Fax: 905-845-2931
E-Mail: schroeder_don@timhortons.com

December 13, 2007

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C.20549

Ladies and Gentlemen:

Re: Securities Exchange Act of 1934/ Rule 14a-8

I am the Executive Vice President, Administration, General Counsel and Secretary of Tim Hortons Inc., a Delaware corporation (the "Company"). I am submitting this letter on behalf of the Company to respectfully request the concurrence of the staff of the Division of Corporate Finance ("Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits a shareholder proposal (the "Proposal") received from Mr. John Hepburn (the "Proponent") from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (the "Proxy Materials"), because the Proposal relates to the Company's ordinary business operations and is not a proper subject for action by security holders, as further described below.

In accordance with Rule 14a-8(j) under Section 14(a) of the *Securities Exchange Act of 1934*, enclosed are six copies of this letter, a copy of the Proposal and the Proponent's supporting statement, and a copy of all correspondence exchanged with the Proponent. One copy of this letter with all enclosures is being sent simultaneously to the Proponent by express courier. Please note that we currently anticipate the approval of our Proxy Materials for printing on or about March 7, 2008, with the actual mailing date and filing with the SEC expected on or about March 12, 2008. We confirm that we have filed this letter with the SEC not less than 80 calendar days before we anticipate filing our Proxy Materials.

THE PROPOSAL

The Proposal, which is dated November 6, 2007, states as follows:

> RESOLVED that the Directors authorize a comprehensive and professional feasibility analysis be undertaken to evaluate the prospect of establishing Tim Hortons – based on the Canadian business model – in New Zealand and then Australia, initially on a

corporate basis to be followed by franchising, with the possible capital costs of $100-$150 million to be sourced from funds which might otherwise be allocated to stock repurchases.

GROUNDS FOR EXCLUSION OF THE PROPOSAL

1. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Proposal requires a "feasibility analysis" regarding the potential for expansion of the Company's business operations into two new international markets. As will be discussed in more detail below, an assessment of feasibility in this context, as well as a determination of the markets and manner in which the Company conducts its business operations, are matters that are squarely within the purview of management and the ordinary business operations of the Company. As a result, the Proposal is properly excludable pursuant to Rule 14a-8(i)(7) (the "ordinary business exclusion").

The Staff has described the general underlying policy of the ordinary business exclusion, stating that it "...is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Staff further described two central considerations underlying the policy basis for the ordinary business exclusion. With respect to the first consideration, the SEC stated that: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration requires an assessment of "...the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[1]

By requiring a "feasibility analysis" respecting the potential for expanding the Company's business into two new international markets, the Proposal is seeking a determination of whether such a venture would be economically viable and/or profitable. Determining whether a proposed business venture is "feasible" is clearly within the ordinary business operations of an issuer. In *Eli Lilly and Company* (February 8, 1990), the SEC permitted the exclusion of a shareholder proposal from the issuer's proxy materials which sought a feasibility study regarding the possibility of the issuer manufacturing and

[1] The 1998 Release provides that shareholder proposals relating to ordinary business matters, but focusing on sufficiently significant social policy issues, generally will not be excludable, because the proposals would transcend day-to-day business matters. The Staff elaborated on the distinction between matters of ordinary business and matters that raise social policy issues in Staff Legal Bulletin No. 14C (June 28, 2005). In that bulletin, the Staff stated that proposals would not be permitted to be excluded if they focus on a company minimizing or eliminating operations that may adversely affect the environment or the public's health. Also, in the 1998 Release, the Staff cited "significant discrimination matters" as an example of a social policy issue that may cause a proposal to not be excludable under the ordinary business exclusion. The general subject matter of the Proposal is the expansion of the Company's operations into new markets. The Proposal does not raise any issues related to the environment, public health, discrimination or any analogous social policy issue and, therefore, it does not transcend the Company's day-to-day business matters.

marketing a particular pharmaceutical product. In *Eli Lilly*, the issuer successfully argued that determinations regarding the potential profitability of a compound, the feasibility of successfully taking a compound through rigorous laboratory and clinical trial procedures, and the likelihood of obtaining required governmental approvals, were made by the issuer in the ordinary course of its business. Likewise, the Proposal, if implemented, would require an assessment of the feasibility of an expansion of the Company's operations into new markets. Such an assessment would require careful consideration of a number of factors, including demographic patterns and trends, consumer preferences and spending patterns, availability of labor, competition, food and supply costs, costs of legal and regulatory compliance, availability of suitable and economically viable locations, the availability of qualified franchisees, and a variety of other factors.

The Company's board of directors relies on management of the Company to make such assessments, subject to the supervisory authority of the board, because of the complex nature of the various factors considered and the level of expertise required. In contrast, the Proposal would seem to require that the Board itself be primarily responsible, in the first instance, for reviewing new market expansion. In addition, it is not clear whether the Proposal, upon implementation, would require that the feasibility analysis be conducted by management or by an independent third party. If the Proposal seeks to have the feasibility analysis conducted by a third party, it would be an inappropriate disregard of management's expertise in the areas described above. It is even more inappropriate to have the Company's shareholders dictate the terms of and oversee assessments as to feasibility. Assessments of the feasibility of a business venture are fundamental to management's ability to run the Company on a day-to-day basis. This determination clearly falls within the ordinary business operations of the Company.

Along with assessments as to feasibility, the determination of the markets and manner in which the Company conducts its business operations is also within the scope of the ordinary business operations of the Company. Although the Proposal calls for a feasibility analysis, rather than the actual commencement of operations in New Zealand and Australia, the Staff has previously stated that a proposal requesting the preparation of a report (*i.e.* a request for consideration of a proposed action, akin to the present "feasibility analysis") may be excludable under Rule 14(a)-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Release No. 34-20091 (August 16, 1983). See also *TXU Corp.* (April 2, 2007), where the SEC permitted the exclusion of a proposal requesting that the board of directors of the issuer undertake an energy efficiency study and report back to shareholders.

By way of background, the Company operates the number one quick service restaurant chain in Canada in terms of systemwide sales and number of restaurants. In the U.S., the Company has developed a regional presence in selected markets in the Northeast and Midwest. Opening restaurants in new and existing markets in Canada and the U.S. has been a significant contributor to the Company's growth. As mentioned above, the determination of the locations in which the Company expands its operations is made by senior management of the Company, in consultation with a number of functional business areas within the Company, including real estate, operations and marketing, to name a few. The ability to determine the locations in which the Company opens restaurants is so fundamental to management's ability to run the Company on a day-to-day basis, it could not, as a practical matter, be subject to shareholder oversight.

By purporting to dictate the *manner* by which both the feasibility assessment and the Company's expansion should be carried out, the Proposal unquestionably seeks to micro-manage the affairs of the Company. Among the examples of inappropriate "micro-management" cited in the 1998 Release are instances where the proposal "involves intricate detail" and seeks to impose "*methods* for implementing complex policies." The Proposal requires that the feasibility analysis be "comprehensive and professional," and further requires that the Company's expansion be based on the "Canadian business model;" carried out in New Zealand first, then in Australia; initially occur "on a corporate basis to be followed by franchising;" and be financed "...from funds which might otherwise be allocated to stock repurchases." Accordingly, the Proposal involves both intricate detail and seeks to impose methods for implementing complex policies (*i.e.* the assessment of the feasibility of expanding into particular new markets and the manner by which such expansion should be carried out).

There are numerous instances where the SEC has determined that shareholder proposals dealing with the location of a company's operations may be properly omitted from a company's proxy materials as matters relating to the conduct of the ordinary business operations of the issuer. In *McDonald's Corporation* (March 3, 1997), the issuer received a proposal recommending that its board of directors ensure that the site selection for all McDonald's facilities protect against the loss of public park land. The SEC agreed with McDonald's assertion that the selection of sites for purposes of constructing restaurant facilities was an integral part of McDonald's ordinary business operations and permitted the exclusion of the proposal from McDonald's proxy materials under the ordinary business exclusion. In *Minnesota Corn Processors, LLC* (April 3, 2002), the SEC granted a no-action request based on Rule 14a-8(i)(7) because a proposal recommending that the issuer build a new corn processing plant on the most viable site available, subject to certain conditions, related to ordinary business operations. Similarly, in *The Allstate Corporation* (February 19, 2002), Staff granted no-action relief based on the ordinary business exclusion in respect of a shareholder proposal recommending that the issuer cease conducting operations in Mississippi. Exclusions of proposals were also permitted under the ordinary business exclusion in *MCI Worldcom* (April 20, 2000) (respecting relocation of office facilities), and *Tenneco Inc.* (December 28, 1995) (respecting location of corporate headquarters).

The SEC has also found that proposals seeking to dictate the *manner* in which a company expands and/or develops its operations can be excluded from the company's proxy materials under the ordinary business exclusion. In *J.C. Penney, Incorporated* (March 7, 1991), Staff allowed the exclusion of a proposal seeking to require the issuer to maintain a catalogue store in areas where it closed a retail store. In *Sears Roebuck and Company* (March 6, 1980), a proposal requesting the board of directors to adopt a policy that would favor store development within central business districts rather than suburban malls was excluded under the ordinary business exclusion. See also, *McDonald's Corporation* (March 24, 1992) (proposal requesting that the issuer introduce particular menu items and use vegetable shortening in international restaurants was excluded under the ordinary business exclusion), and *Eli Lilly and Company* (February 8, 1990), (exclusion of a shareholder proposal which sought a feasibility study regarding the possibility of the issuer manufacturing and marketing a particular pharmaceutical product).

Along with dictating the location and manner in which the Company should expand its operations, the Proposal also states that the capital costs of such an expansion should "... be sourced from funds which might otherwise be allocated to stock repurchases." Both the manner in which the Company expends and/or invests its cash (*e.g.* on stock repurchases, dividends, acquisitions etc.) and the manner in which it finances capital expenditures (*e.g.* via available cash, use of credit facilities, or debt or equity issuances), are within the ordinary business operations of the Company. The SEC has previously found that the determination of investment strategies is a matter that relates to the conduct of a company's ordinary business operations. See *General Dynamics Corp.* (March 23, 2000), (proposal requesting that the issuer obtain precious metals without relinquishing its current cash and mineral resources was excluded); *California Real Estate Investment Trust* (July 6, 1988), (proposal that dictated the strategy for purchasing real estate was excluded); and *Sempra Energy* (February 7, 2000), (proposal seeking to mandate utility investments was excluded).

2. The Proposal may be excluded under Rule 14a-8(i)(1) because it is not a proper subject for action by security holders.

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The note to paragraph (i)(1) in Rule 14a-8 adds that, "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

Under §141(a) of the Delaware General Corporation Law, the business and affairs of every Delaware corporation must be managed by or under the direction of the corporation's board of directors, except as otherwise provided in the statute or in the corporation's certificate of incorporation. There are no provisions in Delaware corporate law or in the Company's certificate of incorporation, the effect of which would be to give shareholders of the Company the ability to assess the feasibility of the expansion of the Company's business operations. As a result, such ability remains within the general power of the Company's board of directors to manage the business and affairs of the Company, by and/or through management, as appropriate. Allowing the Proposal to be included in the Proxy Materials usurps the power of the board of directors under Delaware law and is simply not a proper subject for shareholder action. In *PG&E Corporation* (January 18, 2001), a shareholder proposal that would have required the board of directors to automatically approve any shareholder proposal which was approved by a majority of shareholders was permitted to be excluded under Rule 14a-8(i)(1) as an improper subject for shareholder action under state law.

The Proposal would require the directors to authorize the aforementioned feasibility analysis related to the prospect of expanding into New Zealand and Australia. Rather than being phrased as a recommendation to the board, it would instead be binding if approved by shareholders and, as a result, it would interfere with the board's ability to manage the business and affairs of the Company.[2] Therefore, the Proposal should be excluded under Rule 14a-8(i)(1) because it is not a proper subject for action by the Company's shareholders.

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if the Company excludes the Proposal from

---

[2] As stated above, the Company's board of directors relies on management's expertise in making assessments of new markets, subject to the direction and supervisory authority of the board, as contemplated by Delaware corporate law.

the Proxy Materials for its 2008 Annual Meeting of Shareholders in reliance on Rules 14a-8(i)(7) and/or 14a-8(i)(1). As noted above, the Company presently anticipates approving its Proxy Materials for printing on or about March 7, 2008. Final Proxy Materials are expected to be mailed, and filed with the SEC, on or about March 12, 2008. We would appreciate a response from the Staff in time for the Company to meet this schedule.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please do not hesitate to contact the undersigned at (905) 339-6170.

Yours very truly,

Donald B. Schroeder
Executive Vice President, Administration,
General Counsel and Secretary

Encl.

cc. Jill E. Aebker, Esq., Associate General Counsel and
Assistant Secretary, Tim Hortons Inc.

John Hepburn


RECEIVED
2007 DEC 17 PM 12:40
CORPORATION FINANCE

Patrick Donnelly/LGL/OAK/TDL
12/12/2007 02:36 PM

To
cc
bcc
Subject Fw: 23 Denny Hulme Drive

Don Schroeder/MAN/OAK/TDL
12/10/2007 04:46 PM

To donnelly_patrick@timhortons.com
cc
Subject Fw: 23 Denny Hulme Drive

----- Original Message -----
From: Don Schroeder
Sent: 11/24/2007 07:34 AM EST
To: "John Hepburn" <johnhepburn@clear.net.nz>
Subject: Re: 23 Denny Hulme Drive

Hello John:
This is to acknowledge receipt of your proposal (twice) - it has been passed on to our legal dept and you will receive a formal response in due course.
Don

Sent from my BlackBerry Wireless Handheld

----- Original Message -----
From: John Hepburn [johnhepburn@clear.net.nz]
Sent: 11/24/2007 02:02 PM ZE12
To: Don Schroeder
Cc: Lenna Hall
Subject: 23 Denny Hulme Drive

Hello Don:

As I have not received any reply to my e-mail of 21 November, nor acknowledgement of my Stockholder Proposal air-mailed to you on 6 November, in order to ensure that I meet the deadline of 24 November I am sending as an Attachment to this e-mail my covering letter of 6 November, and within the next few minutes another e-mail with my Stockholder Proposal as an attachment. I have copied Lenna Hall just in case e-mails are, for some reason, not reaching you.

Yours truly,

John Hepburn

Patrick Donnelly/LGL/OAK/TDL
12/12/2007 02:36 PM

To

cc

bcc

Subject Fw: STOCKHOLDER PROPOSAL

Don Schroeder/MAN/OAK/TDL
12/10/2007 04:44 PM

To Patrick Donnelly/LGL/OAK/TDL@TDL

cc

Subject Fw: STOCKHOLDER PROPOSAL

----- Forwarded by Don Schroeder/MAN/OAK/TDL on 12/10/2007 04:41 PM -----



John Hepburn <johnhepburn@clear.net.nz>
11/23/2007 09:05 PM

Please respond to John Hepburn <johnhepburn@clear.net.nz>

To schroeder_don@timhortons.com

cc hall_lenna@timhortons.com

Subject STOCKHOLDER PROPOSAL

Hello again, Don:

As per my e-mail of a few minutes ago attached is my Stockholder Proposal.

Yours truly,



John Hepburn SHAREHOLDER PROPOSAL 6 November - No #s.doc

Patrick Donnelly/LGL/OAK/TDL
12/12/2007 02:35 PM

To
cc
bcc
Subject Fw: 23 Denny Hulme Drive

Don Schroeder/MAN/OAK/TDL
12/10/2007 04:41 PM

To Patrick Donnelly/LGL/OAK/TDL@TDL
cc
Subject Fw: 23 Denny Hulme Drive

----- Forwarded by Don Schroeder/MAN/OAK/TDL on 12/10/2007 04:40 PM -----



John Hepburn <johnhepburn@clear.net.nz>
11/23/2007 09:02 PM

Please respond to John Hepburn <johnhepburn@clear.net.nz>

To schroeder_don@timhortons.com
cc hall_lenna@timhortons.com
Subject 23 Denny Hulme Drive

Hello Don:

As I have not received any reply to my e-mail of 21 November, nor acknowledgement of my Stockholder Proposal air-mailed to you on 6 November, in order to ensure that I meet the deadline of 24 November I am sending as an Attachment to this e-mail my covering letter of 6 November, and within the next few minutes another e-mail with my Stockholder Proposal as an attachment. I have copied Lenna Hall just in case e-mails are, for some reason, not reaching you.

Yours truly,



John Hepburn SHAREHOLDER PROPOSAL Letter 6 Nov.doc

23 Denny Hulme Drive
Mt. Maunganui 3116
NEW ZEALAND
Tel: 64-7-572-3367 e-mail: johnhepburn@clear.net.nz

6 November 2007

Mr. Donald F. Schroeder
Executive Vice-President Administration and Secretary
Tim Hortons Inc.
874 Sinclair Road,
OAKVILLE, Ontario L6K 2Y1
Canada

Dear Don:

Re: Stockholder Proposal

Accompanying this letter is a Stockholder Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 that I request be considered for inclusion in the Company's Proxy Statement for the Annual Meeting of Stockholders in 2008.

I believe that I have complied with the requirements detailed on page 73 of the Company's 2007 Proxy Statement, as well as requirements pursuant to Rule 14a-8 of the Act, namely:

- I have continuously held 370 shares of common stock of the Company, being in excess of $2,000 market value, for more than one year as of the date of this letter and intend to continue holding these securities through the date of the Annual Meeting which I will attend in person.

- As I am not a registered holder of these securities - because I hold them in my registered retirement savings account – attached is a letter from BMO Nesbitt Burns Inc. verifying that I have held those securities continually for more than one year.

- I believe that this proposal deals with a long term goal and strategy that the Company should adopt, and that it does not deal with management functions or ordinary business operations.

- The proposal and supporting statement amount to less than 500 words.

- I am not seeking any personal gain.

As you know, Don, I have long believed that there is a real opportunity for Tim Hortons in this part of the World and I do feel that, from a number of perspectives, the timing is close to ideal. With some knowledge of the industry here and my record of enthusiastic and enterprising interest in Tim Hortons since the early 1980s I trust that the Directors and Executive Management of the Company will be able to endorse my Stockholder Proposal.

Acknowledgment by e-mail of your receipt of this letter would be appreciated, as well as being advised of the date and location of the 2008 Annual Meeting of Stockholders.

Yours truly,

John Hepburn

Attachments

STOCKHOLDER PROPOSAL

"RESOLVED that the Directors authorize a comprehensive and professional feasibility analysis be undertaken to evaluate the prospect of establishing Tim Hortons - based on the Canadian business model - in New Zealand and then Australia, initially on a corporate basis to be followed by franchising, with the possible capital costs of $100-$150 million to be sourced from funds which might otherwise be allocated to stock repurchases."

I am a Canadian, a retired chartered accountant, a former 20-year homeowner in Oakville, Ontario and have lived in New Zealand since 1993.

The number of standard Tim Hortons restaurants to be built in Canada is likely to decline significantly over the next five years. Strategically, it would be prudent for the Company to identify a marketplace in which to expand its proven business model beyond Canada, as well as in the competitive and somewhat difficult United States environment.

New Zealand and Australia, with a combined population of about 75% that of Canada's, offer a market where consumer lifestyles, tastes, attitudes and discretionary spending patterns are similar to those in Canada. New Zealand's middle and lower North Island provides a population, largely urban, of three million (75% of the country's total) – in comparison, this is almost double that of Nova Scotia and New Brunswick combined, within 80% of their area. As several international companies have found, this offers an excellent base for test marketing new products and services.

In New Zealand more than 2,500 cafes comprise the coffee and baked goods sector of the quick service restaurant industry. Starbucks, McCafe and local chains total around 230 outlets with the remainder being individually operated businesses. Coffee consumption has grown dramatically over the past 15 years.

Generally in the quick service restaurant industry in New Zealand cost of sales, operating expenses and menu board prices are in line with those in Canada EXCEPT when it comes to the coffee and baked goods sector, where menu board prices are generally double or more those in Canada. Only by charging high prices to generate high margins can individually operated businesses in that sector survive with their low revenues. This marketplace provides Tim Hortons with a unique opportunity to provide real value for money to New Zealanders with its renowned quality products.

Establishing free-standing, standard Tim Hortons restaurants, each with a dining room and drive-thru window, would provide the diverse revenue base of franchise royalties and fees, rental revenue, product distribution and warehouse revenues, plus revenues from Company-operated outlets. As in Canada, frozen par-baked products could be shipped from a central facility for baking and finishing in the restaurants to maintain the "Always Fresh" criterion. Non-standard restaurants could be introduced at a later date.

Stock repurchases provide a meager earnings yield on those stockholders' funds of 4 to 5%. The yield on stockholders' funds/equity invested in New Zealand and Australia, in time, could be much closer to the 25% achieved by the Company overall in 2006 and 2007.

23 Denny Hulme Drive
Mt. Maunganui 3116
NEW ZEALAND
Tel: 64-7-572-3367 e-mail: johnhepburn@clear.net.nz


RECEIVED
2007 DEC 17 PM 12:40
ICE OF CHIEF COUNSEL
CORPORATION FINANCE

6 November 2007

Mr. Donald F. Schroeder
Executive Vice-President Administration and Secretary
Tim Hortons Inc.
874 Sinclair Road,
OAKVILLE, Ontario L6K 2Y1
Canada

Dear Don:

Re: Stockholder Proposal

Accompanying this letter is a Stockholder Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 that I request be considered for inclusion in the Company's Proxy Statement for the Annual Meeting of Stockholders in 2008.

I believe that I have complied with the requirements detailed on page 73 of the Company's 2007 Proxy Statement, as well as requirements pursuant to Rule 14a-8 of the Act, namely:

- I have continuously held 370 shares of common stock of the Company, being in excess of $2,000 market value, for more than one year as of the date of this letter and intend to continue holding these securities through the date of the Annual Meeting which I will attend in person.

- As I am not a registered holder of these securities - because I hold them in my registered retirement savings account – attached is a letter from BMO Nesbitt Burns Inc. verifying that I have held those securities continually for more than one year.

- I believe that this proposal deals with a long term goal and strategy that the Company should adopt, and that it does not deal with management functions or ordinary business operations.

- The proposal and supporting statement amount to less than 500 words.

- I am not seeking any personal gain.

As you know, Don, I have long believed that there is a real opportunity for Tim Hortons in this part of the World and I do feel that, from a number of perspectives, the timing is close to ideal. With some knowledge of the industry here and my record of enthusiastic and enterprising interest in Tim Hortons since the early 1980s I trust that the Directors and Executive Management of the Company will be able to endorse my Stockholder Proposal.

Acknowledgment by e-mail of your receipt of this letter would be appreciated, as well as being advised of the date and location of the 2008 Annual Meeting of Stockholders.

Yours truly,

John Hepburn

Attachments

STOCKHOLDER PROPOSAL

"RESOLVED that the Directors authorize a comprehensive and professional feasibility analysis be undertaken to evaluate the prospect of establishing Tim Hortons - based on the Canadian business model - in New Zealand and then Australia, initially on a corporate basis to be followed by franchising, with the possible capital costs of $100-$150 million to be sourced from funds which might otherwise be allocated to stock repurchases."

I am a Canadian, a retired chartered accountant, a former 20-year homeowner in Oakville, Ontario and have lived in New Zealand since 1993.

The number of standard Tim Hortons restaurants to be built in Canada is likely to decline significantly over the next five years. Strategically, it would be prudent for the Company to identify a marketplace in which to expand its proven business model beyond Canada, as well as in the competitive and somewhat difficult United States environment.

New Zealand and Australia, with a combined population of about 75% that of Canada's, offer a market where consumer lifestyles, tastes, attitudes and discretionary spending patterns are similar to those in Canada. New Zealand's middle and lower North Island provides a population, largely urban, of three million (75% of the country's total) – in comparison, this is almost double that of Nova Scotia and New Brunswick combined, within 80% of their area. As several international companies have found, this offers an excellent base for test marketing new products and services.

In New Zealand more than 2,500 cafes comprise the coffee and baked goods sector of the quick service restaurant industry. Starbucks, McCafe and local chains total around 230 outlets with the remainder being individually operated businesses. Coffee consumption has grown dramatically over the past 15 years.

Generally in the quick service restaurant industry in New Zealand cost of sales, operating expenses and menu board prices are in line with those in Canada EXCEPT when it comes to the coffee and baked goods sector, where menu board prices are generally double or more those in Canada. Only by charging high prices to generate high margins can individually operated businesses in that sector survive with their low revenues. This marketplace provides Tim Hortons with a unique opportunity to provide real value for money to New Zealanders with its renowned quality products.

Establishing free-standing, standard Tim Hortons restaurants, each with a dining room and drive-thru window, would provide the diverse revenue base of franchise royalties and fees, rental revenue, product distribution and warehouse revenues, plus revenues from Company-operated outlets. As in Canada, frozen par-baked products could be shipped from a central facility for baking and finishing in the restaurants to maintain the "Always Fresh" criterion. Non-standard restaurants could be introduced at a later date.

Stock repurchases provide a meager earnings yield on those stockholders' funds of 4 to 5%. The yield on stockholders' funds/equity invested in New Zealand and Australia, in time, could be much closer to the 25% achieved by the Company overall in 2006 and 2007.

STOCKHOLDER PROPOSAL

"RESOLVED that the Directors authorize a comprehensive and professional feasibility analysis be undertaken to evaluate the prospect of establishing Tim Hortons - based on the Canadian business model - in New Zealand and then Australia, initially on a corporate basis to be followed by franchising, with the possible capital costs of $100-$150 million to be sourced from funds which might otherwise be allocated to stock repurchases." 65

I am a Canadian, a retired chartered accountant, a former 20-year homeowner in Oakville, Ontario and have lived in New Zealand since 1993. 24

The number of standard Tim Hortons restaurants to be built in Canada is likely to decline significantly over the next five years. Strategically, it would be prudent for the Company to identify a marketplace in which to expand its proven business model beyond Canada, as well as in the competitive and somewhat difficult United States environment. 56

New Zealand and Australia, with a combined population of about 75% that of Canada's, offer a market where consumer lifestyles, tastes, attitudes and discretionary spending patterns are similar to those in Canada. New Zealand's middle and lower North Island provides a population, largely urban, of three million (75% of the country's total) – in comparison, this is almost double that of Nova Scotia and New Brunswick combined, within 80% of their area. As several international companies have found, this offers an excellent base for test marketing new products and services. 89

In New Zealand more than 2,500 cafes comprise the coffee and baked goods sector of the quick service restaurant industry. Starbucks, McCafe and local chains total around 230 outlets with the remainder being individually operated businesses. Coffee consumption has grown dramatically over the past 15 years. 46

Generally in the quick service restaurant industry in New Zealand cost of sales, operating expenses and menu board prices are in line with those in Canada EXCEPT when it comes to the coffee and baked goods sector, where menu board prices are generally double or more those in Canada. Only by charging high prices to generate high margins can individually operated businesses in that sector survive with their low revenues. This marketplace provides Tim Hortons with a unique opportunity to provide real value for money to New Zealanders with its renowned quality products. 93

Establishing free-standing, standard Tim Hortons restaurants, each with a dining room and drive-thru window, would provide the diverse revenue base of franchise royalties and fees, rental revenue, product distribution and warehouse revenues, plus revenues from Company-operated outlets. As in Canada, frozen par-baked products could be shipped from a central facility for baking and finishing in the restaurants to maintain the "Always Fresh" criterion. Non-standard restaurants could be introduced at a later date. 75

Stock repurchases provide a meager earnings yield on those stockholders' funds of 4 to 5%. The yield on stockholders' funds/equity invested in New Zealand and Australia, in time, could be much closer to the 25% achieved by the Company overall in 2006 and 2007. ......45/493



BMO Nesbitt Burns Inc.
130 King Street West
Suite 1400
Toronto, ON M5X 1J4
Tel.: (416) 365-6000
Fax: (416) 365-6007

October 27, 2007.

To whom it may concern:

This is to confirm that our client, John Hepburn, has held a total of 370 Tim Horton's (THI) shares in his accounts here with us at BMO Nesbitt Burns for over 1 year.

Please call us if you have any questions or concerns.

Sincerely,

Christopher Keeley, CFA, CFP, CIM, FCSI
Vice President & Senior Investment Advisor
Certified Financial Planner
(416) 365-6022/(800) 387-1565

Mark Moskowitz, BBA, CFA
Associate Investment Advisor
(416) 365-6063/(800) 387-1565


Tim Hortons

OPERATED BY THE TDL GROUP Corp.
874 SINCLAIR ROAD, OAKVILLE, ONTARIO L6K 2Y1
TELEPHONE (905) 845-6511 • FACSIMILE (905) 845-0265

Jill E. Aebker, Esq.
Associate General Counsel and Assistant Secretary
Direct Line: 905-339-6102
Fax: 905-845-2931
E-Mail: jill_aebker@timhortons.com

December 21, 2007

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C.20549

Ladies and Gentlemen:

Re: Tim Hortons Inc. – No-Action Request

Further to Donald Schroeder's letter to you of December 13, 2007 (the "No-Action Request"), whereby Tim Hortons Inc. (the "Company") requested the U.S. Securities and Exchange Commission's concurrence that no enforcement action would be recommended if the Company excluded from its proxy materials a shareholder proposal received from Mr. John Hepburn, please find enclosed additional email correspondence between Mr. Hepburn and the Company. In the enclosed correspondence, Mr. Hepburn has indicated that he will not be making a formal response to the No-Action Request.

If you have any questions or comments, please do not hesitate to contact the undersigned at (905) 339-6102.

Yours very truly,

Jill E. Aebker
Associate General Counsel and Assistant Secretary

Encl.

cc. John Hepburn

Patrick Donnelly/LGL/OAK/TDL
12/21/2007 09:47 AM

To
cc
bcc
Subject Fw: Stockholder Proposal

----- Forwarded by Patrick Donnelly/LGL/OAK/TDL on 12/21/2007 09:47 AM -----

Jill Aebker/LGL/OAK/TDL
12/20/2007 06:11 PM

To Patrick Donnelly/LGL/OAK/TDL@TDL
cc
Subject Fw: Stockholder Proposal

----- Forwarded by Jill Aebker/LGL/OAK/TDL on 12/20/2007 06:08 PM -----

Jill Aebker/LGL/OAK/TDL
12/20/2007 03:58 PM

To John Hepburn <johnhepburn@clear.net.nz>
cc
Subject Re: Stockholder Proposal

ok, no problem, thanks for letting me know--

John Hepburn <johnhepburn@clear.net.nz>



John Hepburn <johnhepburn@clear.net.nz>
12/20/2007 03:39 PM

Please respond to
John Hepburn
<johnhepburn@clear.net.nz>

To Jill_Aebker@timhortons.com
cc
Subject Re: Stockholder Proposal

Hello Jill:

Sorry, I no longer have a fax number nor the ability to receive faxes, just my e-mail address.

John Hepburn

----- Original Message -----

From: <Jill_Aebker@timhortons.com>
To: <johnhepburn@clear.net.nz>
Sent: Friday, December 21, 2007 8:58 AM
Subject: Fw: Stockholder Proposal

>
> Hi again John:
> Do you by chance have a fax number? If you can provide a fax number, the
> Commission will send correspondence to the both of us by fax; however,
> they
> will not send by fax unless a fax number for both Tim Hortons and the
> shareholder proponent is provided. I just thought I would check with you
> about that first, and if you have a fax number, I'll send that over to the
> Commission along with the email below. If you could let me know by
> tomorrow afternoon, that would be great. Thanks,
> --Jill
>
>
>
> ----- Forwarded by Jill Aebker/LGL/OAK/TDL on 12/20/2007 02:52 PM -----
>
> Jill
> Aebker/LGL/OAK/TD
> L To
> "John Hepburn"
> 12/19/2007 09:32 <johnhepburn@clear.net.nz>
> PM cc
> "Don Schroeder"
> <schroeder_don@timhortons.com>
> Subject
> Re: Stockholder Proposal(Document
> link: Jill Aebker)
>
>
>
>
>
>
>
>
>
>
> Hello Mr. Hepburn:
>
> Thank you for your email and the update. I will endeavor to forward your
> email to the Commission Staff.
> If I discover that they prefer to hear directly from you regarding your
> intention not to submit a response, I'll let you know.
>
> Regards,
> --Jill Aebker
>
> Sent by Jill Aebker from Blackberry
>
>
>
>
>
> ----- Original Message -----
> From: John Hepburn [johnhepburn@clear.net.nz]

> Sent: 12/20/2007 02:10 PM ZE12
> To: Jill Aebker
> Subject: Stockholder Proposal
>
>
>
> Dear Mr. Aebker:
>
> I thought I should let you know that I received, on Tuesday, December
> 18th,
> the copy which you couriered to me of the Company's submission to the U.S.
> Securities and Exchange Commission with respect to my Stockholder
> Proposal.
>
> Although I am entitled to do so it is not my intention to make any
> response
> - with respect to the Company's submission - to the Commission. I feel
> that I cannot add anything more and that the Commission can make its
> decision equitably.
>
> To expedite the process, particularly as during the holiday period mail is
> likely to be delayed, are you able to forward this e-mail on to the
> Commission so that it is up-to-date as soon as possible, or do you wish me
> to so advise the Commission by mail?
>
> Yours truly,
>
> John Hepburn
>
>
>
>

>
>
> --

>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tim Hortons Inc.
Incoming letter dated December 13, 2007

The proposal relates to evaluating the prospect of establishing Tim Hortons in New Zealand and Australia, initially on a corporate basis to be followed by franchising.

There appears to be some basis for your view that Tim Hortons may exclude the proposal under 14a-8(i)(7), as relating to Tim Hortons' ordinary business operations (i.e., decisions relating to the location of its restaurants). Accordingly, we will not recommend enforcement action to the Commission if Tim Hortons omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Tim Hortons relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END